AMENDED May 17, 2007	Computershare Trust company of Canada ComputershareInvestor Services Inc. www.computershare.com	Investor Services Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

To:

NYSE - Global Corporate Client Group

Attn:

Cecilia S. Cheung, Securities Operations Department

Subject:  PrimeWest Energy Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type :	Special Meeting
2.	Security Description of Voting Issue :	Trust Units Class A Exchangeable Shares
3.	CUSIP Number :	741930309 74160H103
	ISIN :	CA7419303093 CA74160H1038
4.	Record Date for Notice of Meeting :	June 5, 2007
	Record Date for Voting :	June 5, 2007
5.	Meeting Date :	July 10, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PrimeWest Energy Trust